FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



SEC MAIL PROCESSING
RECEIVED
JAN 27 2005
WASH, D.C.
152
SECTION

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, January 26, 2005, Series 2005-AC1

333-113636

Name of Person Filing the Document
(If Other than the Registrant)





05002753

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: 

Name: Baron Silverstein
Title: Vice President

Dated: January 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$213,275,000 (Approximately)

Asset-Backed Certificates, Series 2005-AC1

Bear Stearns Asset Backed Securities I Trust 2005-AC1
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

January 25, 2004

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A	$154,414,000	71.75%	28.25%	5.500% Fixed (d)(e)	**3.000**	02/25/35	Aaa / AAA
M-1	$27,440,000	12.75%	15.50%	Floater (d)(e)(f)	**3.000**	02/25/35	Aa2 / AA
M-2	$12,267,000	5.70%	9.80%	Floater (d)(e)(g)	**3.000**	02/25/35	A2 / A
M-3	$4,196,000	1.95%	7.85%	Floater (d)(e)(h)	**3.000**	02/25/35	A3 / A-
B-1	$5,058,000	2.35%	5.50%	Floater (d)(e)(i)	**3.000**	02/25/35	Baa1 / BBB+
B-2	$3,336,000	1.55%	3.95%	Floater (d)(e)(j)	**3.000**	02/25/35	Baa2 / BBB
B-3	$6,564,000	3.05%	0.90% (k)	Floater (d)(e)(l)	**3.000**	02/25/35	Baa3 / BBB-
Total	**$213,275,000**	99.10%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in January 2015.

(d) See Optional Redemption Definition.

(e) The Class A Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class M Certificates and Class B Certificates will be subject to a cap equal to the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + [0.45%] (per annum).

(g) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [0.75%] (per annum).

(h) The pass-through rate for the Class M-3 Certificates will be a floating rate based on One Month LIBOR + [0.90%] (per annum).

(i) The pass-through rate for the Class B-1 Certificates will be a floating rate based on One Month LIBOR + [1.30%] (per annum).

(j) The pass-through rate for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + [1.40%] (per annum).

(k) Credit Enhancement for the Class B-3 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.90% initially, with a floor of 0.90% of the original aggregate stated principal balance of the mortgage loans.

(l) The pass-through rate for the Class B-3 Certificates will be a floating rate based on One Month LIBOR + [2.25%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $215,212,063.
- The mortgage loans were primarily originated by Alliance Mortgage Banking Corporation (approximately 9%), Entrust Financial Services, Inc. (approximately 8%), Gateway Funding Diversified Mortgage Services, LP (approximately 8%), Irwin Mortgage (approximately 6%), RBC Mortgage Company (approximately 4%) and SunTrust Mortgage, Inc. (approximately 12%) with approximately sixty eight other originators totaling approximately 53% (none of which represent greater than 3% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of January 1, 2004.

The Structure

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A Certificates

The Class A Certificates will be fixed rate senior securities.

Class M-1 Certificates

The Class M-1 Certificates will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates

The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class M-3 Certificates

The Class M-3 Certificates will be issued as floating rate mezzanine securities. The Class M-3 Certificates will be subordinate to the Class A Certificates, the Class M-1 Certificates and the Class M-2 Certificates.

Class B-1 Certificates

The Class B-1 Certificates will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates

The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A Certificates, the Class M Certificates and the Class B-1 Certificates.

Class B-3 Certificates

The Class B-3 Certificates will be issued as floating rate subordinate securities. The Class B-3 Certificates will be subordinate to the Class A Certificates, the Class M Certificates, the Class B-1 Certificates and the Class B-2 Certificates.

Non-offered Certificates

The Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor: Bear Stearns Asset Backed Securities I LLC

Seller: EMC Mortgage Corporation.

Master Servicer: Wells Fargo Bank, National Association.

Servicers: Cendant (approximately 1%), EMC Mortgage Corporation (approximately 94%), Greenpoint (approximately 2%), HSBC (approximately 1%), and Southtrust (approximately 2%).

Originators: Alliance (9%), Entrust (8%), Gateway (8%), Irwin (6%), RBC (4%), SunTrust (12%) and approximately 68 others.

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: U.S. Bank National Association.

Cut-off Date: January 1, 2005.

Closing Date: On or about January 31, 2005.

Distribution Date: 25th day of each month (or the next business day), commencing in February 2005

Optional Redemption: At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in January 2015.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A, Class M and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class A Certificates, [0.225%] per annum for the Class M-1 Certificates, [0.375%] per annum for the Class M-2 Certificates, [0.450%] per annum for the Class M-3 Certificates, [0.650%] per annum for the Class B-1 Certificates, [0.700%] per annum for the Class B-2 Certificates and [1.125%] for the Class B-3 Certificates; or (B) on the first Distribution Date after the distribution in January 2015, [0.500%] per annum for the Class A Certificates, [0.225%] per annum for the Class M-1 Certificates, [0.375%] per annum for the Class M-2 Certificates, [0.450%] per annum for the Class M-3 Certificates, [0.650%] per annum for the Class B-1 Certificates, [0.700%] per annum for the Class B-2 Certificates and [1.125%] for the Class B-3 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in January 2015, thereafter all net monthly excess cashflow will be paid as principal to the Class A, Class M and Class B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date:	The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.
Available Distribution Amount:	For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).
Net WAC Rate:	For each Distribution Date, (a) with respect to the Class A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class M Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.
Pass-Through Rates:	The pass-through rate for the Class A Certificates will be a per annum fixed or floating rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M Certificates and Class B Certificates will be the least of (i) the per annum floating rates, (ii) 11.00% per annum and (iii) the related Net WAC Rate.

Interest Payments:

On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class A Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class M Certificates and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M Certificates and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the Class A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M Certificates and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments:

On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in January 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments: Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-3 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A, Class M and Class B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates and then to the holders of Class B-3 Certificates, to the extent not previously reimbursed;

3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class B-3 Certificates; and
9. Payments to a reserve account to the extent necessary to pay any Net WAC Rate shortfall amounts, first to the holders of the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates and then to the holders of Class B-3 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 28.25% for the Class A Certificates; 15.50% for the Class M-1 Certificates; 9.80% for the Class M-2 Certificates; 7.85% for the Class M-3 Certificates; 5.50% for the Class B-1 Certificates; 3.95% for the Class B-2 Certificates and the Overcollateralized Amount (0.90% initially), for the Class B-3 Certificates.
- Overcollateralization Target Amount: 0.90% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly and a Master Servicing Fee Rate of 0.025% per annum, payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Feb-05	180	25-Jun-07	176	25-Oct-09	188
25-Mar-05	180	25-Jul-07	179	25-Nov-09	185
25-Apr-05	171	25-Aug-07	176	25-Dec-09	189
25-May-05	174	25-Sep-07	176	25-Jan-10	186
25-Jun-05	171	25-Oct-07	180	25-Feb-10	187
25-Jul-05	175	25-Nov-07	177	25-Mar-10	196
25-Aug-05	172	25-Dec-07	180	25-Apr-10	188
25-Sep-05	172	25-Jan-08	177	25-May-10	191
25-Oct-05	175	25-Feb-08	178	25-Jun-10	189
25-Nov-05	172	25-Mar-08	184	25-Jul-10	193
25-Dec-05	175	25-Apr-08	178	25-Aug-10	190
25-Jan-06	172	25-May-08	182	25-Sep-10	191
25-Feb-06	172	25-Jun-08	179	25-Oct-10	194
25-Mar-06	182	25-Jul-08	182	25-Nov-10	192
25-Apr-06	173	25-Aug-08	179		
25-May-06	176	25-Sep-08	180		
25-Jun-06	173	25-Oct-08	183		
25-Jul-06	176	25-Nov-08	180		
25-Aug-06	173	25-Dec-08	184		
25-Sep-06	174	25-Jan-09	181		
25-Oct-06	177	25-Feb-09	182		
25-Nov-06	174	25-Mar-09	191		
25-Dec-06	177	25-Apr-09	182		
25-Jan-07	174	25-May-09	186		
25-Feb-07	175	25-Jun-09	183		
25-Mar-07	184	25-Jul-09	187		
25-Apr-07	175	25-Aug-09	184		
25-May-07	178	25-Sep-09	184		

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Feb-05	9.75	25-Jun-07	10.01	25-Oct-09	10.48
25-Mar-05	9.79	25-Jul-07	10.02	25-Nov-09	10.51
25-Apr-05	9.79	25-Aug-07	10.04	25-Dec-09	10.53
25-May-05	9.80	25-Sep-07	10.05	25-Jan-10	10.56
25-Jun-05	9.80	25-Oct-07	10.06	25-Feb-10	10.59
25-Jul-05	9.81	25-Nov-07	10.07	25-Mar-10	10.61
25-Aug-05	9.81	25-Dec-07	10.09	25-Apr-10	10.64
25-Sep-05	9.82	25-Jan-08	10.10	25-May-10	10.67
25-Oct-05	9.83	25-Feb-08	10.11	25-Jun-10	10.70
25-Nov-05	9.83	25-Mar-08	10.13	25-Jul-10	10.73
25-Dec-05	9.84	25-Apr-08	10.14	25-Aug-10	10.76
25-Jan-06	9.85	25-May-08	10.16	25-Sep-10	10.79
25-Feb-06	9.86	25-Jun-08	10.17	25-Oct-10	10.83
25-Mar-06	9.86	25-Jul-08	10.19	25-Nov-10	10.86
25-Apr-06	9.87	25-Aug-08	10.21		
25-May-06	9.88	25-Sep-08	10.22		
25-Jun-06	9.89	25-Oct-08	10.24		
25-Jul-06	9.90	25-Nov-08	10.26		
25-Aug-06	9.91	25-Dec-08	10.28		
25-Sep-06	9.92	25-Jan-09	10.29		
25-Oct-06	9.93	25-Feb-09	10.31		
25-Nov-06	9.94	25-Mar-09	10.33		
25-Dec-06	9.95	25-Apr-09	10.35		
25-Jan-07	9.96	25-May-09	10.37		
25-Feb-07	9.97	25-Jun-09	10.39		
25-Mar-07	9.98	25-Jul-09	10.42		
25-Apr-07	9.99	25-Aug-09	10.44		
25-May-07	10.00	25-Sep-09	10.46		

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$215,212,063		
Number of Loans	1,039		
Average Current Loan Balance	$207,134	$21,268	$1,527,158
(1) Original Loan-to-Value Ratio	78.35%	11.87%	100.00%
(1) Mortgage Rate	6.888%	5.0000%	10.1250%
(1) Net Mortgage Rate	6.613%	4.7250%	9.8500%
(1) Original Term to Stated Maturity (months)	334	120	360
(1) Age (months)	3	0	29
(1) Remaining Term to Stated Maturity (months)	331	113	360
(1) (2) Credit Score	688	620	814

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Agency Conforming {By Original Principle Balance}	Yes	68.99%
	No	31.01%
Interest Only	Yes	27.78%
Property Type	Two- to four- family units	22.31%
	Condominium	2.92%
	Hi-Rise Condo	0.51%
	Co - Op	0.05%
	Manufactured Home	0.03%
	Planned Unit Developments (attached)	14.86%
	Single-family detached	58.92%
	Townhouse	0.15%
	Row House	0.24%
Geographic Distribution	Florida	16.71%
	New York	13.14%
	California	11.14%
	Georgia	6.50%
	Massachusetts	5.66%
	New Jersey	5.25%
	Arizona	5.03%
Number of States (including DC)		45
Documentation Type	Full/Alternative	21.86%
	No Income/No Asset	20.10%
	No Ratio	11.44%
	Stated Income	36.21%
	Stated Income/Stated Asset	10.39%
Loans with Prepayment Penalties		31.49%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	13	2,670,290	1.24	205,407	73.97
520 - 539	1	269,150	0.13	269,150	75.00
540 - 559	2	90,667	0.04	45,334	44.84
560 - 579	1	157,277	0.07	157,277	90.00
580 - 599	8	1,563,502	0.73	195,438	81.21
600 - 619	33	5,817,675	2.70	176,293	84.55
620 - 639	167	37,976,254	17.65	227,403	79.65
640 - 659	110	23,672,139	11.00	215,201	81.27
660 - 679	156	30,442,604	14.15	195,145	79.61
680 - 699	165	30,405,271	14.13	184,274	78.33
700 - 719	111	23,854,441	11.08	214,905	76.33
720 - 739	97	17,973,894	8.35	185,298	79.23
740 - 759	83	17,482,705	8.12	210,635	75.98
760 - 779	53	14,392,342	6.69	271,554	74.54
780 - 799	31	7,694,328	3.58	248,204	70.92
800 - 819	8	749,526	0.35	93,691	82.39
TOTAL:	1,039	215,212,063	100.00	207,134	78.35

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	327	68,228,125	31.70	208,649	697	76.59
1.00% - 4.99%	1	45,926	0.02	45,926	662	80.00
5.00% - 9.99%	7	927,933	0.43	132,562	717	71.55
10.00% - 14.99%	17	2,410,029	1.12	141,766	710	81.67
15.00% - 19.99%	17	3,897,946	1.81	229,291	699	71.42
20.00% - 24.99%	51	9,480,777	4.41	185,898	695	78.14
25.00% - 29.99%	69	12,887,468	5.99	186,775	695	75.56
30.00% - 34.99%	83	19,565,671	9.09	235,731	693	77.26
35.00% - 39.99%	142	29,809,225	13.85	209,924	691	78.67
40.00% - 44.99%	155	31,806,379	14.78	205,202	669	80.94
45.00% - 49.99%	122	26,338,388	12.24	215,888	676	81.99
50.00% - 54.99%	41	8,119,792	3.77	198,044	670	81.90
55.00% - 59.99%	7	1,694,404	0.79	242,058	663	71.68
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	206	14,761,447	6.86	71,658	688	82.16
$100,001 - $200,000	480	70,121,591	32.58	146,087	690	82.06
$200,001 - $300,000	145	35,094,505	16.31	242,031	681	80.89
$300,001 - $359,650	47	15,497,819	7.20	329,741	674	81.88
$359,651 - $400,000	50	19,044,272	8.85	380,885	683	73.30
$400,001 - $500,000	58	25,916,441	12.04	446,835	699	75.34
$500,001 - $600,000	26	14,315,621	6.65	550,601	683	74.95
$600,001 - $700,000	18	11,534,982	5.36	640,832	688	69.31
$700,001 - $800,000	1	799,222	0.37	799,222	625	59.26
$800,001 - $900,000	2	1,617,976	0.75	808,988	694	78.17
$900,001 - $1,000,000	4	3,898,916	1.81	974,729	702	64.69
$1,000,001 - $1,099,999	1	1,082,112	0.50	1,082,112	748	60.28
$1,100,000 +	1	1,527,158	0.71	1,527,158	764	49.35
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	207	14,861,236	6.91	71,793	683	82.18
$100,001 - $200,000	480	70,220,852	32.63	146,293	679	82.02
$200,001 - $300,000	144	34,895,454	16.21	242,330	660	80.95
$300,001 - $400,000	97	34,542,092	16.05	356,104	679	77.15
$400,001 - $500,000	58	25,916,441	12.04	446,835	688	75.34
$500,001 - $600,000	27	14,912,991	6.93	552,333	686	73.47
$600,001 - $700,000	17	10,937,612	5.08	643,389	685	71.03
$700,001 - $800,000	1	799,222	0.37	799,222	625	59.26
$800,001 - $900,000	2	1,617,976	0.75	808,988	694	78.17
$900,001 - $1,000,000	4	3,898,916	1.81	974,729	702	64.69
$1,000,001 - $1,099,999	1	1,082,112	0.50	1,082,112	748	60.28
$1,100,000 +	1	1,527,158	0.71	1,527,158	764	49.35
TOTAL:	1,039	215,212,063	100.00	207,134	679	78.35

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	5	1,345,681	0.63	269,136	745	60.93
5.0000% - 5.4999%	24	6,844,220	3.18	285,176	712	66.99
5.5000% - 5.9999%	170	39,662,110	18.43	233,307	702	72.26
6.0000% - 6.4999%	317	69,893,308	32.48	220,484	697	77.41
6.5000% - 6.9999%	254	47,595,806	22.12	187,385	675	80.53
7.0000% - 7.4999%	147	28,223,737	13.11	191,998	676	82.93
7.5000% - 7.9999%	56	8,943,618	4.16	159,707	663	87.44
8.0000% - 8.4999%	33	5,913,533	2.75	179,198	676	82.77
8.5000% - 8.9999%	19	2,873,144	1.34	151,218	658	87.67
9.0000% - 9.4999%	9	1,935,123	0.90	215,014	640	87.82
9.5000% - 9.9999%	5	1,981,784	0.92	396,357	683	89.95
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	6	1,517,198	0.70	252,866	745	63.09
5.5000% - 5.9999%	43	11,643,857	5.41	270,787	696	67.41
6.0000% - 6.4999%	217	49,566,838	23.03	228,419	703	73.44
6.5000% - 6.9999%	338	69,999,743	32.53	207,100	693	78.59
7.0000% - 7.4999%	207	38,952,084	18.10	188,174	673	81.09
7.5000% - 7.9999%	127	25,709,787	11.95	202,439	672	83.40
8.0000% - 8.4999%	47	7,293,509	3.39	155,181	672	86.98
8.5000% - 8.9999%	36	6,239,487	2.90	173,319	668	83.86
9.0000% - 9.4999%	8	976,788	0.45	122,098	656	88.21
9.5000% - 9.9999%	7	2,182,215	1.01	311,745	680	89.65
10.0000% - 10.4999%	3	1,130,557	0.53	376,852	629	86.16
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	1	399,220	0.19	399,220	635
15.01% - 20.00%	1	49,524	0.02	49,524	543
30.01% - 35.00%	2	449,007	0.21	224,504	748
35.01% - 40.00%	7	2,755,206	1.28	393,601	723
40.01% - 45.00%	6	605,605	0.28	100,934	680
45.01% - 50.00%	12	4,304,402	2.00	358,700	748
50.01% - 55.00%	11	3,077,190	1.43	279,745	686
55.01% - 60.00%	20	7,453,766	3.46	372,688	685
60.01% - 65.00%	26	8,954,646	4.16	344,409	704
65.01% - 70.00%	37	9,310,655	4.33	251,639	673
70.01% - 75.00%	53	14,290,678	6.64	269,635	687
75.01% - 80.00%	536	111,717,979	51.91	208,429	691
80.01% - 85.00%	29	5,465,593	2.54	188,469	679
85.01% - 90.00%	145	22,391,422	10.40	154,424	676
90.01% - 95.00%	118	17,943,069	8.34	152,060	681
95.01% - 100.00%	35	6,044,100	2.81	172,689	640
TOTAL:	1,039	215,212,063	100.00	207,134	688

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Florida	192	35,951,450	16.71	187,247	691	79.88
New York	83	28,281,318	13.14	340,739	685	77.17
California	71	23,980,497	11.14	337,753	695	71.51
Georgia	86	13,988,809	6.50	162,661	687	79.61
Massachusetts	36	12,188,070	5.66	338,558	685	70.80
New Jersey	48	11,295,844	5.25	235,330	674	75.96
Arizona	68	10,835,911	5.03	159,352	701	79.50
Other[1]	455	78,690,165	36.60	172,945	686	81.30
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	284	60,892,212	28.29	214,409	678	72.55
Purchase	593	118,077,256	54.87	199,118	689	82.83
Rate/Term Refinance	162	36,242,596	16.84	223,720	700	73.51
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	271	47,048,059	21.86	173,609	682	81.86
No Income/No Asset	196	43,249,046	20.10	220,658	696	75.26
No Ratio	129	24,619,676	11.44	190,850	699	78.90
Stated Income	338	77,928,563	36.21	230,558	684	76.94
Stated/Stated	105	22,366,719	10.39	213,016	685	81.26
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	355	56,291,228	26.16	158,567	703	79.44
Primary Residence	634	148,615,764	69.06	234,410	682	78.07
Second/Vacation	50	10,305,072	4.79	206,101	697	76.42
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	212	48,011,825	22.31	226,471	693	79.65
Co-Op	1	106,772	0.05	106,772	742	68.15
Condominium	39	6,276,788	2.92	160,943	679	77.02
Hi-Rise Condo	4	1,107,068	0.51	276,767	709	76.34
Manufactured Home	1	74,692	0.03	74,692	678	64.50
Planned Unit Developments (attached)	158	31,989,763	14.86	202,467	689	81.07
Row House	1	518,442	0.24	518,442	655	80.00
Single-family detached	621	126,808,418	58.92	204,200	686	77.25
Townhouse	2	318,295	0.15	159,147	645	86.77
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	693	147,435,519	68.51	212,750	686	77.88
6 Months	2	780,000	0.36	390,000	673	78.82
12 Months	48	16,154,110	7.51	336,544	679	79.35
24 Months	4	623,450	0.29	155,862	659	75.58
36 Months	152	26,891,837	12.50	176,920	695	80.80
60 Months	140	23,327,147	10.84	166,622	702	77.86
TOTAL:	1,039	215,212,063	100.00	207,134	688	78.35